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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

July 23, 2018

Re:	Arco Platform Ltd. Draft Registration Statement on Form F-1 Submitted June 6, 2018 CIK No. 0001740594

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Courtney Lindsay, Staff Attorney

Larry Spirgel, Assistant Director

Charles Eastman, Staff Accountant

Terry French, Accountant Branch Chief

Ladies and Gentlemen:

On behalf of our client, Arco Platform Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 3, 2018 (the “Comment Letter”). On June 6, 2018, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

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Form F-1 filed June 6, 2018

Cover Page

1.	You state on your cover page and throughout your registration statement that Class B shareholders are entitled to maintain proportional ownership interest in you in the event you issue additional Class A shares. Please expand your disclosure in your Summary, Risk Factors, Description of Capital Stock sections and any other location you deem appropriate to discuss how this will operate in practice. For example, clarify if this means that Class B shareholders will maintain control of all matters requiring shareholder approval unless those shares are converted or otherwise disposed of.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 14-15, 39 and 128 of Amendment No. 1 to expand its discussion of Class B shareholders’ rights to maintain their proportional ownership interests in the event additional Class A common shares are issued, as well as how such rights will operate in practice.

Summary

Context, page 1

2.	We note that you state that you "aim to overcome the education industry's resistance to change." Please expand your disclosure here and where you deem appropriate to discuss the basis for this statement regarding resistance to change. Include a risk factor on this resistance to change and how discuss how it may affect your operations.

Response:

The Company respectfully acknowledges the Staff's comment and carefully considered the inclusion of the requested risk factor. The Company does not believe that there is a significant risk relating specifically to resistance to change in the education industry, and the Company has revised the applicable sentence on pages 1 and 95 of Amendment No. 1, as follows:

“We aim to move beyond traditional educational models used by schools by empowering educators, school administrators and students to achieve their highest potential through our educational platform.”

The Company respectfully submits that any risks relating to the industry’s resistance to change, to the extent applicable, fall more broadly within the risks the Company faces relating to its ability to compete, whether with other education platform providers or traditional educational content providers. The Company believes this risk is therefore addressed by the risk factor set forth on page 21 of Amendment No. 1, entitled, “We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.” In this respect, it is the Company’s understanding that it faces risks relating to the migration from traditional education content providers to education platform providers, and respectfully directs the Staff’s attention to the following disclosure included within the aforementioned risk factor, “We cannot assure you that a

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migration from traditional education content providers to education platform providers will be successful in the future, or that we will be able to compete successfully against our current or future competitors.”

Accordingly, the Company respectfully believes that the requested expanded disclosure and additional risk factor disclosure is not necessary in this instance.

Technological innovation is driving enhancement in private K-12, page 2

3.	We note that you state that access to the internet in Brazil has increased by 668% from 2005 to 2016. Please expand your disclosure to discuss the trend moving forward. For example, discuss whether the trend in new internet users has slowed due to saturation.

Response:

The Company respectfully acknowledges the Staff's comment and has deleted the related disclosure from Amendment No. 1. The Company respectfully advises the Staff that it deleted the related disclosure because it believes that the growth or decline in the number of people who have access to the internet in the general population in Brazil is not indicative of whether users of the Company’s platform will increase or decrease. Further, the Company respectfully submits that, while Brazil in general has been receptive to technological innovation as indicated by the increase in internet users, students in private schools in Brazil generally have internet access, and the Company is not able to speak to future trends in internet users in Brazil in general, and reliable information or studies addressing the topic are not available to the Company. Accordingly, the Company has not included the requested expanded disclosure.

What Sets Us Apart

Disruptive approach to traditional school model, page 8

4.	We note your assertion based upon internal studies that "our parents enjoy significant savings since our content solutions are less expensive than a traditional collection of textbooks." However, your deliverable does include printed educational materials (see page 65), so clarify why your printed materials are less costly to your students than traditional textbooks.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it believes its printed educational materials are less costly due to two main factors: (i) its printed educational materials are delivered directly to the schools (excluding middlemen in the process) and (ii) the Company generally acquires unrestricted rights from specific authors that permit it to include their content in its educational materials for a one-time fee, without making royalty payments to authors based on individual sales, as is the case in the traditional model.

In the Company’s view, the traditional model (i.e. traditional textbooks) depends heavily on the retail market (especially bookstores) to sell textbooks. As a result, the final price of the textbooks includes a mark-up from the retailers to pay rent, utilities, head count and other costs. The Company’s printed educational materials, on the other hand, are generally not distributed or sold

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through bookstores, since the Company primarily delivers them directly to the schools, avoiding these incremental costs.

Furthermore, as part of the Company’s content production process, it acquires rights to content from specific authors and includes such content in its educational materials. In the traditional model, the relevant author earns royalties for each book sold and as a result, the final price of the book also includes the added royalty costs, so the publisher can maintain its desired profit margin. In certain cases, publishers also rely on certain brand-name authors to drive sales and specifically market such materials under such author’s name, which also generally entails higher royalty expenses. Under the terms of the Company’s content acquisition arrangements, on the other hand, it acquires unrestricted rights to the content and pays authors a one-time fee, and does not owe royalty payments to authors based on its sales. Furthermore, because the Company can draw from a large active pool of available authors and does not rely on any individual authors as part of its content acquisition process, the Company has been able to consistently acquire content on such terms. Finally, the Company does not market its educational materials by promoting specific authors. In these ways, the Company avoids incremental costs that are common in the traditional model, which allows the Company to pass on such cost savings to its partner schools, and therefore parents and students.

Accordingly, the Company has revised the paragraphs on pages 8 and 106 of Amendment No. 1, as follows:

“According to internal studies, we believe that our parents enjoy significant savings since our content solutions are less expensive than a traditional collection of textbooks, mainly because we can avoid incremental costs associated with a traditional retail distribution chain by primarily selling directly to our partner schools, as well as certain incremental costs relating to content production. In contrast, the sale of traditional textbooks often requires publishers to pay authors royalties for each book sold, and traditional textbooks are frequently marketed as penned by specific authors, each of which generally entails higher total royalty costs, whereas we generally acquire rights to content from a large pool of available authors, without variable payments relating to royalties. Furthermore, we deliver a supplemental revenue stream for our partner schools. As of December 31, 2017, partner schools charged parents an incremental markup on our wholesale per student prices.”

Our Corporate Reorganization, page 10

5.	Please include a corporate organizational chart here and in your Business section depicting your structure following your reorganization and this offering. Include in the post-reorganization chart the ownership and voting control of your Founding Shareholders and that of public shareholders.

Response:

The Company respectfully acknowledges the Staff's comment and informs the Staff that a corporate organizational chart depicting its corporate structure following its reorganization and its IPO, showing the share ownership and voting power of its capital stock (including that of its Founding Shareholders and public shareholders) has been added on pages 11 and 46 of Amendment No. 1.

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Risk Factors

We do not currently control some of our acquired technologies, which could adversely affect our ability to develop and commercialize our..., page 21

6.	Please discuss how much of your business operations are dependent on the technology that you do not currently control.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it believes its current business operations do not depend on technology that it does not control. The Company’s investments in both WPensar S.A. (“WPensar”) and Geekie Desenvolvimento de Softwares S.A. (“Geekie”), were undertaken as part of its strategy to drive rapid and profitable growth and to pursue acquisitions that complement and diversify its business. None of the technologies controlled by WPensar or Geekie have been directly implemented in the Company’s educational platform nor does the Company make them available to its partner schools and, therefore, the Company’s ownership interests in these businesses does not affect its current business operations. Such technologies comprise separate features that the Company may choose to incorporate into its platform in the future (for example, once the call options the Company holds in these companies mature). In addition, each of WPensar and Geekie are independent enterprises with separate operations from those of the Company. Accordingly, while disputes with these companies, or other companies in which the Company holds minority interests could adversely affect its overall growth prospects, given these investments are not part of its current platform and were primarily undertaken as part of the Company’s future growth strategy, the Company believes its business operations are not materially dependent on the technologies that it does not currently control.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of..., page 36

7.	Please disclose here any material differences between Cayman Island and Delaware law on fiduciary duties and corporate opportunities. Please revise your Summary section to also prominently disclose this information. In this regard, we note that in your disclosure on page 132, you state that your articles of associate allow directors to vote on matters that they have interests in them if those interests are disclosed (among other requirements).

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 12-13, 17-18 and 42 of Amendment No. 1 to expand its discussion of material differences between Cayman Island and Delaware law on fiduciary duties and corporate opportunities.

Presentation of Financial and Other Information

Special Note Regarding ACV Bookings, page 43

8.	We note your statement that investors and securities analysts may use this operating metric to evaluate your company. Please explain in greater detail what this operating metric (and Average ticket per student per year) is designed to show that your results of operations do not.

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Response:

The Company respectfully acknowledges the Staff's comment and informs the Staff that ACV Bookings is an important metric because it shows what the Company expects to be recognized as revenue for the 12-month period between October of one fiscal year through September of the following fiscal year. For the convenience of the Company’s partner schools, the Company delivers its educational materials in the last calendar quarter of each year so its partner schools can prepare their classes and be up-to-date when the following school year starts in January. In this way, the Company’s results of operations for the last quarter of a given fiscal year contain revenue from the following school year relating to content that has been delivered prior to the start of such school year. Therefore, the ACV bookings metric conveys information that has predictive value for subsequent months, which would not be as clearly conveyed or understood by simply analyzing revenues in the Company’s income statement, especially considering the high growth rates that the Company is experiencing. Further, the Company discloses the average ticket per student per year metric to link the number of enrolled students in its partner schools with its ACV Bookings metric, reflecting the Company’s average price per student for the relevant school year.

The Company has revised its disclosure on pages 47-48 of Amendment No. 1 to expand its explanation accordingly.

Industry Overview

Education Platforms: A Whole New Market to Explore, page 84

9.	Please discuss the basis for your statement that there is "considerable unmet demand" for the products you offer. Similarly, expand your disclosure to discuss why you believe that education platforms will be the main tool in the education private market.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 89 of Amendment No. 1 to discuss the basis for its statement with respect to unmet demand for its educational platform. The Company respectfully advises the Staff that the statement set forth in Amendment No. 1 regarding “considerable unmet demand” for its products is based upon its understanding of the relatively small proportion it currently captures of its addressable market. In particular, according to a report by Oliver Wyman (disclosed elsewhere in the same Industry Overview section in Amendment No. 1), the existing addressable market in Brazil is approximately R$12.1 billion in sales revenues as of April 2018, of which the Company currently captures approximately 2.0%, based on its net revenues for the year ended December 31, 2017, suggesting there is significant room to grow the Company’s market share and capture a larger proportion of its addressable market. Further, the Company has experienced, and continues to experience, significant recent growth, supporting management’s assessment that demand for the Company’s products remains considerable.

The Company has also revised its disclosure on page 89 of Amendment No. 1 to disclose that it believes education platforms will be an attractive solution in the private education market.

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Regulatory Overview, page 87

10.	Please revise your Regulatory Overview section to discuss how education regulations applicable to your partner schools affect the materials you provide. For example, discuss whether these regulations restrict or specify the type of content your partner schools must provide in their curricula and/or materials.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 93-94 of Amendment No. 1, to discuss how education regulations applicable to its partner schools affect the materials it provides, including whether these regulations restrict or specify the type of content its partner schools must provide in their curricula and/or materials.

Our Clients, page 105

11.	Please supplementally provide us with consents for the individuals who you quote in your testimonials section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

Response:

The Company respectfully acknowledges the Staff's comment and has deleted the related disclosure from Amendment No. 1.

Principal and Selling Shareholders, page 115

12.	Please add a column in each of your beneficial ownership tables to show the total percentage voting power of each beneficial owner following the offering.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 118-120 of Amendment No. 1 accordingly.

Financial Statements, page F-1

13.	We note that you have not included the financial statements of Arco Platform Limited. Please disclose, if true, that the financial statements are omitted because Arco Platform Limited has not commenced operations and has no or nominal assets and liabilities. Also disclose any contingent liabilities and commitments.

Response:

The Company respectfully acknowledges the Staff's comment and informs the Staff that it has revised its disclosure accordingly to include an explanatory note to the financial statements in Amendment No. 1 on page 168.

In addition, the Company advises the Staff that the disclosures on pages 10-11, 45, 46 and 54 of Amendment No. 1 have also been revised to clarify that Arco Platform Limited will have no material contingent liabilities or commitments until the contribution of the shares of Arco Educação S.A. to Arco Platform Limited. The Company further respectfully directs the Staff’s

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attention to the existing disclosure on pages 10-11, 45, 46 and 54, in which the Company had disclosed that Arco Platform Limited has not yet commenced operations and that it has only nominal assets and liabilities.

Significant accounting policies

q) Revenue recognition

Revenue from sale of education content, page F-23

14.	You disclose that you recognize revenue at the moment you deliver educational content to the private schools in either printed or digital format. You further disclose that "The technology is provided solely in support of the best use of its content." Please clarify whether the technology you refer to here is the same as the platform you discuss elsewhere in your disclosures. Tell us what consideration you gave to identifying the features offered by your platform as separate components. We note what appears to be significant functionality offered to teachers, students, administrators, and parents who utilize your platform as indicated by your disclosure in the business section at page 92 that with your integrated approach, students can track their progress and performance, teachers have access to real-time data to evaluate students and personalize their teaching, and school administrators have access to their school’s performance both on absolute and comparative. We further note that the benefits of the platform appear to be available and accessible by your partner schools over the entire contract period and not limited to specific educational content delivery.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff as follows:

Technology, as used in the disclosure quoted by the Staff, refers to digital content and features (video lessons, homework tools, daily class reviews, etc., mentioned on page 97), which are accessed through the Company’s platform.

The Company sells solely educational content, which is delivered through printed and digital formats to its customers (i.e. the private schools), who resell them to their students. The content for both printed and digital formats is the same, and there are no sales of only digital content or features to private schools. The content is delivered to private schools by transferring the printed books (i.e. the full content) together with a specific code that allows access to the platform.

The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. Use of the digital content is optional to the students, teachers and management of the private schools. The digital content and related features are an evolution from a totally printed methodology to a broader approach, and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

The content, in both printed and digital formats, is sold as a bundle, as the formats are not designed or intended to be used independently and for this reason are not sold separately. In addition, the Company does not have any obligation to make updates, upgrades, or provide

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additional content in the platform. As such, in light of IAS18 paragraph 13, the Company believes that the content in printed format and digital format is a single component, for which revenue is recognized as a single component when significant risks and rewards of ownership have been transferred upon delivery of the educational content to private schools in printed and digital format. In relation to the benefits of the platform, the Company’s performance is satisfied when the educational content is delivered to schools, which only then receive the benefits in an irrevocable way.

Business combinations and acquisitions of non-controlling interests, page F-31

15.	It appears that acquisition of International School may be significant based on the total consideration transferred in the transaction. Tell us how you calculated the significance of the acquisition in determining whether audited financial statements of International School are required under Rule 3-05 of Regulation S-X.

Response:

The Company respectfully advises the Staff that it has evaluated whether the acquisition of its equity interest in International School Serviços de Ensino, Treinamento, Editoração e Franqueadora S.A. (“International School”) met the significance test pursuant to Rule 3-05 of Regulation S-X and determined that such acquisition was not significant, noting that, pursuant to Rule 11-01(b)(1) of Regulation S-X, a business combination is deemed significant if any of the asset, income or investment tests exceeds a level of 20%. As calculated by the Company, the acquisition did not exceed 20% under any of these three tests.

The Company originally acquired a 40% ownership interest in the outstanding voting shares of International School on December 21, 2015, and the investment was accounted for as an equity method investment.

Over a year later, on January 23, 2017, the Company acquired an additional 11.48% ownership interest in International School, giving it a 51.48% controlling stake in such company. International School’s results became consolidated in the Company’s financial statements as of such date, and the acquisition was accounted for as a business combination.

Regarding the Staff’s question about the consideration transferred, as set forth in the calculations below, the Company determined that the acquisition was not significant under Rule 3-05 of Regulation S-X. The table below shows the investment test calculation of the acquisition of International School on January 23, 2017, resulting in a significance of 10.97%.

Investment test
(amounts in R$ thousands)
Total purchase consideration	67,510
(-) Fair value of previously held interest in the step acquisition (*)	(32,066)
Purchase consideration for the investment test	35,444
EAS Educação’s total assets as at 12/31/2016	322,869
Significance - %	10.97%

(*) The Company’s previous 40% equity interest in International School was remeasured at fair value in January 2017 under International Financial Reporting Standard 3 (IFRS 3R) Business Combinations.

The acquisition of the additional interest in January 2017 was not part of a single plan to be completed within a twelve-month period. Rather, the terms of the Company’s original overall

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investment plan in International School specifically contemplated an option to acquire the remainder of its capital stock only after a period of four years had elapsed, in early 2020. Accordingly, each of the significance tests considered the increase in the Company’s proportionate interest in assets and income from continuing operations before income taxes, rather than the cumulative interest to date.

By the end of 2016, International School’s founding shareholder contacted the Company, noting International School’s need for additional liquidity to face the substantial growth the business was experiencing and soliciting the Company’s help in this respect through a possible lending arrangement, an additional investment or otherwise, to support growing working capital needs. The Company determined to contribute additional resources to International School through an advance for future capital increase, contributing R$5.3 million to International School during 2016. By early January 2017, International School’s founding shareholder determined that instead of contributing his pro rata share to the 2016 future capital increase, the amount previously contributed by the Company could be capitalized by International School, diluting the ownership stakes of its other shareholders. Accordingly, on January 23, 2017, the Company acquired the additional 11.48% interest in International School through the capitalization of the outstanding advance for future capital increase.

Therefore, in the Company’s calculation of significance under the investment test, the Company excluded the remeasurement of the previously held 40% equity interest in International School at fair value in the amount of R$32,066 thousand from the purchase consideration of R$67,510 thousand; in accordance with the implementation points described in SEC Staff Financial Reporting Manual (the “FRM”) Section 2020.3 – “Significant Implementation – Business Combination Achieved in Stages or Step Acquisition of a Rule 11.01(d) – General” and FRM Section 2020.4 – “Significance Implementation - Business Combination Achieved in Stages (a.k.a. Step Acquisition) – Remeasurement”.

General

16.	We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is supplementally providing the Staff with a binder of materials (the "Supplemental Binder") that contains factual support for third-party statements cited in Amendment No. 1. To expedite your review, the Company has highlighted and/or marked those portions of the materials which support its claims, as well as a numbered key which shows where support for each claim may be found in the marked supplemental materials. The Company notes that certain of the supporting materials are originally in the Portuguese language, and accordingly has prepared free translations into English, as applicable, to facilitate the Staff’s review.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the Supplemental Binder is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in Amendment No. 1 to the Registration Statement. Pursuant to Rule 418, we request that the Supplemental Binder be returned to us upon

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completion of your review thereof. Please contact us when you have completed your review and we will arrange for the Supplemental Binder to be picked up from you.

17.	We note you present the non-GAAP financial measure “Adj. EBITDA ’15-’17 CAGR of 35.1%” in the gatefold graphic. Please define "CAGR." Please include your reconciliation of this metric to your GAAP CAGR for the periods presented.

Response:

The Company acknowledges the Staff's comment and has revised the graphic in the gatefolds of Amendment No. 1 accordingly to define “CAGR” as compound annual growth rate.

In addition, the Company has revised the disclosure under the caption, “Reconciliation between Adjusted EBITDA and Profit for the Year” on page 61 of Amendment No. 1.

18.	We note that you include graphics in your gatefolds to your registration statement and that you include revenue information. Balance out your disclosure by providing income (loss) information in the locations where you reference revenue.

Response:

The Company acknowledges the Staff's comment and has revised the graphic in the gatefolds of Amendment No. 1 accordingly to disclose its profit for the year (i.e. its income (loss) information) for the corresponding period, and respectfully indicates that such profit information is otherwise already provided elsewhere in Amendment No. 1 where the Company references its revenues.

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* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Ari de Sá Cavalcante Neto, Chief Executive Officer, Arco Platform Limited

David Peixoto dos Santos, Chief Financial Officer, Arco Platform Limited

Carlos Mota, Ernst & Young Auditores Independentes S.S.

Eliardo Araújo Lopes Vieira, KPMG Auditores Independentes